Exhibit 99.1

Julie Smolyansky Chairperson of the Board, President and Chief Executive Officer Lifeway Foods, Inc. 6431 West Oakton St. Morton Grove, IL 60053 United States of America September 23, 2024

Strictly Private & Confidential

Proposed Acquisition of Lifeway Foods, Inc.

Dear Julie,

As you are aware, Danone SA, through its wholly owned subsidiary Danone North America PBC (“Danone”, or “we”), has been a shareholder in Lifeway Foods, Inc. (“Lifeway”, “the Company”, or “you”) for more than two decades.

In this capacity, we have had the privilege of closely following the development of your Company, its ability to deliver consistent growth over time, especially in the most recent quarters, to bring to market kefir products matching consumers’ demand and preferences, and to establish Lifeway’s brand image.

In recognizing the solid performance of the Company over the last few years, we believe Lifeway has an attractive opportunity to achieve its full potential through a combination with Danone, removing the constraints and additional resources required for a publicly listed company of Lifeway’s size. We are confident that Danone’s operations and dedicated resources would unlock significant opportunities and value for Lifeway, notably by providing further innovation, distribution and marketing support.

These considerations have encouraged us to consider the merits and feasibility of a Transaction under which Danone would acquire all of the issued and outstanding share capital of the Company it does not already own, subject to the terms and conditions set out below (the “Transaction”), and provide the Lifeway shareholders with immediate liquidity at an attractive premium.

This letter outlines this non-binding proposal (the “Proposal”) and sets out the basis on which we would like to engage in discussions with the Board of Directors of the Company (the “Board”) with a view to signing a definitive agreement rapidly.

Our Proposal reflects Danone’s understanding of your business and remains consistent with our disciplined strategy of enhancing the quality of our portfolio through acquisitions.

1-	Background on Danone and rationale for our interest in Lifeway

Danone is a France-based global producer of dairy, nutritional products and waters, with almost 90,000 employees, and products sold in over 120 markets. Danone generated €27.6 billion in sales in 2023. We are organized around three verticals: Essential Dairy & Plant-Based products (52% of Danone’s sales in 2023), Specialized Nutrition (31%) and Waters (17%), with operations in five geographical areas: Europe (34% of Danone’s sales in 2023), with France, Spain, Germany and the U.K. being the largest markets; North America (25%); China, North Asia & Oceania (13%); Latin America (10%); and the Rest of the World (18%), including Asia Pacific, Africa and the Middle East.

In June 2024, we opened the next chapter of our Renew strategy, focusing on the 2025-28 period and projecting our company into the future of Health and Nutrition, with notably a strong focus on Gut Health, which is driving our interest in considering the benefits of a potential combination with Lifeway.

2-	Key terms of our Proposal

Valuation

Subject to the terms and conditions of this Proposal, we would be prepared to pay $25 per Lifeway share (the “Indicative Price”), in all cash, for the entire share capital of the Company. This Indicative Price implies a premium of 59% over the 3-month volume weighted average price1.

We believe that this Indicative Price represents a compelling proposition to Lifeway’s shareholders and reflects the fundamental potential of the Company. The Proposal also provides Lifeway’s shareholders with the certainty of an attractive and immediate cash premium.

Our Proposal has been based solely on publicly available information and remains subject to, among other matters, satisfactory completion of our confirmatory due diligence. For the avoidance of doubt, our Proposal assumes no dividend or other distribution is authorised, declared, made or paid in respect of Lifeway shares, and no material revisions to the executive compensation arrangements on or after the date hereof.

Financing

The Transaction would be wholly funded in cash from Danone cash reserves and is not contingent on any financing requirements. With a market capitalization of more than €40bn, Danone is one of the largest FMCG companies globally. The Group had more than €2.0bn cash available as of June 30, 2024.

Confirmatory Due Diligence

We are prepared to conduct a more in-depth, efficient and targeted, confirmatory due diligence exercise to validate our current valuation assumptions.

We have attached as Schedule A an overview of our key due diligence requests. We stand ready to begin this confirmatory due diligence as soon as practicable and subject to execution of a mutually agreed non-disclosure agreement, and to discuss with the Company’s management the most efficient way to conduct this process.

Regulatory

We expect consummation of the transaction to be subject to antitrust clearance under the U.S. Hart-Scott-Rodino Act, and do not foresee significant issues with receiving these approvals. Consummation of the transaction would also be subject to other customary conditions.

Approvals and next steps

The submission of this Proposal has been approved by Danone’s Board of Directors.

We have dedicated a team of senior Danone executives to this matter. Daniela Dalton (daniela.dalton@danone.com), the Danone Head of Mergers and Acquisitions, will be the primary point of contact on our side. We also have retained J.P. Morgan, Wachtell, Lipton, Rosen & Katz, Vedder Price and KPMG as our advisors on the Transaction. We and our advisors are prepared to move forward expeditiously.

[1]	$15.74 as of September 20, 2024 (based on period running from June 21, 2024 to September 20, 2024)

Subject to our being able to access immediately information required as part of our confirmatory due diligence and negotiating Transaction Documentation in parallel, we are confident in our ability to reach a definitive agreement in three weeks.

Non-binding Proposal

Nothing in this Proposal is, nor is intended to be, legally binding or contains any form of representation or obligation, and nothing in this Proposal shall give rise to a right or remedy for any party. This Proposal is not a binding offer, and is intended solely to indicate our preliminary, non-binding interest in exploring the possibility of engaging in a Transaction and is not intended to create any legal binding commitment or obligation or form the basis of any legal remedy or claim against Danone nor any of their affiliates, nor create any legal relationship between any of the foregoing on the one hand and Lifeway or any of its affiliates or shareholders on the other hand.

We may engage in or terminate discussions relating to the Transaction contemplated in this Proposal at any time and without notice or any reason therefor and without being liable for any indemnification or otherwise whatsoever.

Furthermore, this Proposal is not intended to be exhaustive on the matters which may be covered by any negotiations, requests for information or any agreements or contracts which may follow.

Based on our Schedule 13D obligations, we will make a public filing which will disclose this letter.

*   *

We are excited to deliver this Proposal. We believe that Danone is in the ideal position to deliver meaningful value creation to all shareholders and other stakeholders and to drive Lifeway’s continued development. We hope you and the rest of the Board will appreciate and act on the great value proposition for shareholders reflected in this Proposal. We would be pleased to have the opportunity to discuss this Proposal and next steps further, at your earliest convenience.

We look forward to hearing from you.

Yours sincerely,

/s/ Shane Grant

Shane Grant,
Danone Deputy CEO
President & CEO of Danone North America PBC
CEO Americas and EVP Dairy, Plant-Based and Global Sales

Schedule A

Key Due Diligence requests

The main information requests to conduct our confirmatory due diligence are listed below. Some information could be addressed as part of dedicated sessions with management.

Financial

•

Monthly management accounts for group and each of the following product areas (Drinkable Kefir, Cheese, Cream and other, Drinkable Yogurt, Probugs Kefir, Other dairy) and brands (Lifeway, Glen Oaks, Fresh Made, customers’ private labels) for FY21-FY23 & 24YTD

•	For each product area for FY21-FY23 & 24YTD: sales evolution bridge by drivers (price, velocity and Total Distribution Points, mix, etc…), bridge of retail sales to reported net sales

•	Volume, Gross Sales, Net Sales, and gross margin by channel, by product

•	Detailed annual P&L and Cash Flow for group for FY21-FY23 & 24YTD, with granular details around cost structure (Raw and Packaging Material costs, Manufacturing Costs, Logistics Costs)

•

Detailed FTE and costs breakdown by main function (Operations, Commercial, R&D, Finance, IT, HR, Strategy, Legal, Regulatory, Operations, etc.) and by cost type (Salary, benefits, Bonus, T&E, etc…) for FY21-FY23 & 24YTD

•	Historical R&D, including a breakdown of cost types (e.g., labor vs. non labor)

•	Historical Capex, including a breakdown by facility and type of investment, and review of future Capex requirements

•	Monthly working capital balance for group and each of the product areas for FY21-FY23 & 24YTD including key working capital metrics and review of inventories

•	Other customary financial information for a Transaction of this nature

Business

•	Physical visit of the production facilities

•

Budget reforecast for FY24 and latest available medium-term business plan as presented to the Board of Directors, with details around product and qualitative discussion with management around past and expected business trends

•	Detailed information on A&P strategy and associated investments

•	Review of regional distribution network information and understanding of the logistical flows, including overview of internal and outsourced processes and controls

•	Detailed information around each manufacturing and distribution facilities[2], including industrial performance assessment, integration / flows between facilities, capacity by pack format

•	Utilization rate of the different production facilities and manufacturing lines over FY21-FY23 & 24YTD and understanding of residual production capacity available

•	Breakdown of internally and externally attributed production volume, revenue and profitability by category, brand, format and co-manufacturer

•	Review of EHS programs and incidents at Lifeway owned facilities over FY21-FY23 & 24YTD

•	Information on IT Strategy, IT Organizational structure chart, IT landscape and any IT security assessments

•	Review of quality food safety programs (process, KPIs, etc.) and any recalls at Lifeway owned facilities over FY21-FY23 & 24YTD

•	Union related information – overview of key union membership and collective bargaining agreements by facility

•	Manufacturing employee compensation by person

[2]	Morton Grove in Illinois, Waukesha in Wisconsin, Niles in Illinois and Philadelphia in Pennsylvania

Legal & Corporate (to the extent not publicly available)

•	Compliance programs and issues

•	Capitalization information; material employee documentation, including 280G analysis

•	Material contracts (with material customers, raw and packaging material suppliers, logistics and co-man) and affiliate contracts and arrangement, including with any relatives

•	Debt documentation; other debt-like and off-balance sheet liabilities

•	Intellectual property profile

•	Litigation, compliance or regulatory issues, IP infringement, data security issues, customer/supplier disputes, environmental issues, and other similar matters

•	Real property profile

•	Third-party consents anticipated in connection with a Transaction

Regulatory

•	Information regarding sales, assets or corporate entities outside the U.S.

Tax

•

All relevant tax documentation (including notably tax returns, internal computation, tax audits, tax advices, etc.) related to (i) General and US federal tax matters, (ii) US state income and franchise, (iii) US sales and use taxes, (iv) US real and personal property taxes, (v) US employment taxes and (vi) US unclaimed property covering the Historical Period (i.e., FY20 to FY23 and the most recent interim period)

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